RBC Bearings Incorporated One Tribology Center Oxford, Connecticut 06478 Telephone: (203) 267-5043 Fax: (203) 267-5001

VIA EDGAR

February 16, 2012

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	RBC Bearings Incorporated
Form 10-K for the Fiscal Year Ended April 2, 2011
Filed May 27, 2011
Definitive Proxy Statement on Schedule 14A Filed July 27, 2011
Form 10-Q for Fiscal Quarter Ended October 1, 2011
File No. 0-51486

Dear Mr. O’Brien:

We are responding to your letter, dated February 2, 2012, to Daniel A. Bergeron, Chief Financial Officer of RBC Bearings Incorporated (the “Company”), regarding the Company’s above-referenced Form 10-K, Definitive Proxy Statement on Schedule 14A and Form 10-Q. For ease of reference, we have repeated the comments contained in your letter preceding our responses.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 19

1. In future filings, please quantify the extent to which increases/decreases in foreign exchange effects, volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in net sales and operating income at the consolidated level and the reportable segment level. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X for guidance.

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Response:

In future filings, in Item 7, under the caption “Results of Operations,” we will quantify the extent to which increases/decreases in foreign exchange effects, volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in net sales and operating income at the consolidated level and the reportable segment level in accordance with and as required by Item 303(a)(3) of Regulation S-K.

2. Please quantify the impact the extra week during fiscal year 2010 had on net sales and operating income. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In future filings, we will include a discussion of the impact an extra week during a fiscal year had on net sales and operating income in accordance with Item 303(a)(3) of Regulation S-K in Item 7, under the caption “Results of Operations,” substantially as follows:

The Company has a fiscal year consisting of 52 or 53 weeks, ending on the Saturday closest to March 31. Based on this policy, fiscal year 2011 contained 52 weeks, fiscal year 2010 contained 53 weeks, and fiscal year 2009 contained 52 weeks. Our net sales and operating income were approximately 1.9% higher in 2010 as a result of the extra week in that fiscal year.

3. Please provide investors with a more comprehensive analysis of operating income/(loss) at the consolidated level and reportable segment level for each period presented. In this regard, your current discussion and analysis appears to be a repeat of information easily obtainable from your consolidated financial statements and reportable segment footnote. The discussion and analysis should provide investors with sufficient information to understand the material factors impacting the historical results as seen through the eyes of management along with an understanding of the trends and uncertainties that may impact future operating income, both positively and negatively. Please refer to Item 303(a) of Regulation S-K and Section 501.12.b.2. of the Financial Reporting Codification for guidance.

Response:

In future filings, we will provide investors with a more comprehensive analysis of operating income/(loss) at the consolidated level and reportable segment level for each period presented by expanding our disclosure and discussion of Operating Income under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, in accordance with Item 303(a), substantially as follows:

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Fiscal 2011 Compared to Fiscal 2010

Operating Income. The increase in operating income in three of our four reportable segments was driven primarily by the current economic recovery experienced in our industrial business driven by volume increases in construction and mining, semiconductor, military vehicles, and the general industrial sector. Our operating income as a percentage of net sales increased in two of our four business segments as a result of the current economic recovery and a drop in SG&A as a percentage of net sales, offset by expansion costs for our large bearing product lines. Operating income was $56.2 million, or 16.7% of net sales, in fiscal 2011 compared to $34.7 million, or 12.6% of net sales, in fiscal 2010.

For fiscal 2012, we expect to see continued strength in the diversified industrial markets led by energy and mining and support from the overall economic health of general industrial markets. While the growth for our products in the aerospace and defense markets was flat this year, we are encouraged by news of increased activity from the commercial aircraft industry, especially Boeing and Airbus.

The Plain Bearings segment achieved an operating income of $45.9 million in fiscal 2011, or 27.2% of net sales, compared to $28.6 million for the same period last year, or 21.3% of net sales. This increase of $17.3 million was mainly driven by volume and pricing in both the aerospace and diversified industrial markets and the full year inclusion of our Lubron acquisition which contributed $0.8 million to the increase.

For fiscal 2012, in the Plain Bearings segment, we expect steady growth in both the industrial markets as well as commercial aerospace.

The Roller Bearings segment achieved an operating income of $28.0 million, or 28.3% of net sales, compared to $21.0 million, or 28.7% of net sales, in fiscal 2010. The increase of $7.0 million in operating income year over year was mainly the result of higher sales volume which was favorably impacted by increased activity in the construction and mining markets as well as from general industrial distributors. This accounted for $4.3 million of the increase. Commercial aerospace OEM build rates and aerospace distribution volume increases were the main contributors to the remaining $2.7 million of the operating income increase.

For fiscal 2012, in the Roller Bearings segment, we expect to see continued strength in the industrial markets as well steady growth in commercial aerospace. Energy and mining should continue to be strong in addition to increased demand for bearings in our core markets.

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The Ball Bearings segment achieved an operating income of $3.6 million, or 8.8% of net sales, in fiscal 2011, compared to $5.6 million, or 12.3% of net sales, for the same period last year. The decrease of $2.0 million was mainly the result of lower net sales volume, primarily from the aerospace and defense sector for aftermarket and business jets, combined with $0.4 million of higher costs associated with large bearing product lines and $0.5 million of higher personnel-related and travel and entertainment costs.

For fiscal 2012, in the Ball Bearings segment, we expect continued strength in the industrial markets as well as commercial aerospace and should start to see improvement in our expansion into the large bearings market.

The Other segment achieved an operating income of $6.4 million, or 23.3% of net sales, in fiscal 2011, compared to $2.0 million, or 9.1% of net sales, for the same period in fiscal 2010. The increase of $4.4 million was mainly due to a $2.1 million improvement in volume related to the demand for European machine tool collets, as well as a $2.3 million contribution from increased demand for mechanical components. SG&A expense was slightly down year over year.

4. In future filings please expand your discussion in this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. As an example, we note that in your May 26, 2011 earnings conference call for your fourth quarter 2011 results, you discuss the projected increase in demand from certain markets, including aerospace and oil and gas, and, in particular, sizable increases in demand from aircraft companies, including Boeing. Further, we note your discussion of potential capacity limitations due to the increase in demand and the need to increase manpower and production rates. Management’s Discussion and Analysis should be more than a recitation of financial statements in narrative form. An overview discussion of such known material trends and uncertainties should be included in your Management’s Discussion and Analysis so that investors can ascertain the likelihood that past performance is indicative of future performance. Please provide us with draft disclosure showing us how you will present a discussion of such known material trends and uncertainties in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In future filings, we will expand our discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way by including a discussion in Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, under a new heading “Outlook”, under heading “Overview”, in accordance with Item 303 of Regulation S-K and SEC Release No. 33-8350, substantially as follows:

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Outlook

The Company ended fiscal 2011 with a backlog of $196.7 million compared to $157.9 million for the same period last year. Our net sales increased 22.2% year over year with the main contribution from growth in our diversified industrial markets. We expect to see continued strength in the diversified industrial markets led by energy and mining and support from the overall economic health of general industrial markets. New technologies in the energy markets and high global demand for oil will drive our mature and new products. We continue to see solid demand for our bearings in our core industrial markets and we are continuing to expand our facilities to meet the demand.

While the growth for our products in the aerospace and defense markets was flat this year, we are encouraged by news of increased activity from the commercial aircraft industry, especially Boeing and Airbus, on projected growth rates for new planes in the 50 to 60% range. These positive trends should have a favorable impact on our business over the next twelve months and we have already started to experience increased demand and are tooling our plants to absorb this additional volume.

5. In future filings, please provide investors with an update about the status of your expansion into large bearing products. In this regard, we note that you have recognized costs for this expansion during fiscal years 2009 – 2011, which you determined were significant enough to present non-GAAP measures for gross profit, operating income and net income excluding these costs. Please also tell us if you have capitalized any costs associated with the expansion/start-up into large bearing products, including the amount.

Response:

In future filings, we will include a discussion on the status of our expansion into large bearing products for the energy industry.

We provided investors with non-GAAP adjustments to help them better understand the impact of the start-up expenses impacting gross margin associated with our expansion into the large bearings market. These start-up expenses included costs for labor, salaries, benefits, overhead expenses, depreciation, and other expenses associated with the manufacturing of bearings.

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In fiscal 2009, we capitalized $13.5 million in capital expenditures associated with a new building and machinery and equipment for a large bearing facility in Texas. This expenditure was discussed in our fiscal 2009 Form 10-K, under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the caption “Capital Expenditures.” In fiscal 2010, we capitalized an additional $4.3 million in capital expenditures to complete the project. In fiscal 2010, the Company qualified for a $4.2 million tax credit under the American Recovery and Reinvestment Act of 2009 covering this project which we discussed in footnote 15 in our Form 10-K for the fiscal year ended April 2, 2011.

6. We note that approximately 28% of your net sales were generated by your international operations. In future filings please expand your disclosure to provide additional clarity regarding the amount of cash and cash equivalents that are available for your use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., as well as the amounts that are restricted by laws to be used in other countries. Please also disclose that if cash and cash equivalents held outside the U.S. are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds; however, your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Response:

In fiscal 2011, we noted on page 20 under “Sources of Revenue” the following: “Approximately 28% of our net sales were derived from sales directly or indirectly outside the U.S.” This refers to sales generated by our international facilities as well as sales from our U.S. locations to foreign customers. In fiscal 2011, 13.7% of our net sales were generated by our international operations. This information can be found on page 22, under “Geographic Information.” In future filings we will include a discussion under Item 7 in the section “Liquidity and Capital Resources” substantially as follows:

In fiscal 2011, the Company had cash and cash equivalents of $64.0 million of which approximately $28.7 million was cash held by our foreign operations. The Company expects that its undistributed foreign earnings will be re-invested indefinitely for use for working capital, internal growth, and acquisitions.

The disclosure on repatriation was included in the Income Taxes footnote on page 52 of our Form 10-K for fiscal year ended April 2, 2011.

In our Form 10-Q for fiscal quarter ended December 31, 2011, we included the following disclosure in the Outlook section of Item 2, which we will also include in future filings:

Management believes that operating cash flows and available credit under the credit facilities will provide adequate resources to fund internal and external growth initiatives for the foreseeable future. We have $59.7 million in cash as of December 31, 2011, of which $32.7 million is foreign cash restricted to funding internal and external growth initiatives in our foreign entities.

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17. Commitments and Contingencies, page 54

7. Please revise your disclosure to state if the results of audits by the government are expected to be material to your cash flows in addition to your financial condition and results of operations.

Response:

In future filings, we will revise our disclosure in the Commitments and Contingencies footnote pertaining to the results of government audits to include the expected material impact, if any, to the Company's cash flows as well as its financial condition, and results of operations. The disclosure will be substantially as follows:

The Company enters into government contracts and subcontracts that are subject to audit by the government. In the opinion of the Company's management, the results of such audits, if any, are not expected to have a material impact on the cash flows, financial condition, or results of operations of the Company.

For fiscal 2009, fiscal 2010 and fiscal 2011, there were no audits by the government the results of which, in the opinion of the Company’s management, had a material impact on the cash flows, financial condition, or results of operations of the Company.

8. Please revise your disclosure to state if the various claims and legal proceedings are expected to be material to your cash flows in addition to your financial condition and results of operations. Also, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

In future filings, we will revise our disclosure in the Commitments and Contingencies footnote pertaining to various claims and legal proceedings to include the expected material impact, if any, to the Company's cash flows as well as its financial condition, and results of operations. The disclosure will be substantially as follows:

There are various claims and legal proceedings against the Company relating to its operations in the normal course of business, none of which the Company believes is material to its cash flows, financial position or results of operations. The Company accrues costs associated with legal and non-income tax matters when they become probable and reasonably estimable. The Company currently maintains insurance coverage for product liability claims.

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Also, since there was not at least a reasonable possibility that a loss exceeding amounts already recognized may have incurred, no further disclosure was made for fiscal 2009, fiscal 2010 or fiscal 2011.

In future filings, if such a possibility exists, we will either disclose an estimate, state that the estimate is immaterial or state that an estimate cannot be made.

19. Reportable Segments, page 55

9. In future filings, please disclose the operating segments that have been aggregated and identify the corresponding reportable segments. If you have not aggregated operating segments for purposes of presenting your reportable segments, please disclose this fact. Please refer to ASC 280-10-50-21 for guidance.

Response:

In future filings, we will provide further clarification and revise our disclosure in accordance with ASC 280-10-50-21 as follows:

The Company operates through operating segments which engage in business activities for which separate financial information is available, and for which operating results are evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. Those operating segments with similar economic characteristics and that meet all other required criteria, including nature of the products and production processes, distribution patterns and classes of customers are aggregated as reportable segments. Certain other operating segments that do not exhibit the common attributes mentioned above and do not meet the quantitative thresholds for separate disclosure are combined and disclosed as "Other".

The Company has four reportable segments Plain Bearings, Roller Bearings, Ball Bearings and Other, which are described below. Within the Plain Bearings, Roller Bearings and Ball Bearings reportable segments we have not aggregated any operating segments. Within the Other reportable segment we have aggregated operating segments because they do not meet the quantitative threshold for separate disclosure.

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Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

Annual Incentive Compensation, page 24

10. We note that the amount of the annual performance bonus paid under your annual incentive compensation plan is based on a percentage of your actual EBITDA to “plan.” In future filings, please disclose the actual performance goal(s), including the amount of EBITDA set as “plan,” as well as the payouts associated with meeting such performance goal(s). Further, please disclose the actual results achieved by the company and how you evaluated the results to reach the actual payout. We note in this case that the amount of the performance awards were not available at the time you filed your proxy, and you instead filed this information as part of your Report on Form 8-K filed on October 11, 2011. However, the Compensation Discussion and Analysis should still include a complete discussion of how your actual results will be evaluated to reach the actual payout. This discussion should also be consistent with the amounts presented in the Grants of Plan-Based Awards table for the minimum, target, and maximum amount payable. In this regard, we note that the amounts that were ultimately paid out to the named executive officers in some cases exceed the maximum payout listed in the Grants of Plan-Based Awards table, or are higher than the target amounts listed for certain named executive officers who did not have a maximum amount, and presumably could not receive more than the target amount listed. Please advise us as to how the actual payouts were calculated and provide us with draft disclosure showing how you will present this information in future filings.

Response:

In future proxy filings, the Company will disclose under the narrative contained in “Annual Incentive Compensation” in its proxy the actual referenced performance goal(s), including the amount of EBITDA set as plan. The Company also will disclose with respect to executive officers in charge of operating segments in the SUMMARY COMPENSATION table details concerning the payouts associated with meeting such performance goal(s) consistent with the disclosures set forth in the SUMMARY COMPENSATION and GRANTS OF PLAN-BASED AWARDS tables included in the Company’s Definitive Proxy Statement on Schedule 14A filed July 27, 2011 as well as the SUMMARY COMPENSATION table included as Exhibit 99.1 to the Company’s Report on Form 8-K filed on October 11, 2011.

Assuming no changes to the Annual Incentive Compensation Plan, a draft disclosure showing how the Company will present this information in future proxy filings is as follows:

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Annual Incentive Compensation Plan

Under the Company’s annual incentive compensation plan, the Company pays performance-based annual incentive awards, the details of which are disclosed in the SUMMARY COMPENSATION table below, focused on matching rewards with results.

In the case of the CEO, and in accordance with the CEO’s July 1, 2005 and  April 4, 2010 Employment Agreements, the CEO is entitled to an annual performance bonus equal to (a) a percentage of the CEO’s base salary determined at the discretion of the Board of Directors if the percentage of the Company’s actual EBITDA to plan is less than ninety percent; (b) one hundred percent of the CEO’s base salary if the percentage of the Company’s actual EBITDA to plan is at least ninety percent but less than ninety nine and nine tenths percent; (c) one hundred fifty percent of the CEO’s base salary if the percentage of the Company’s actual EBITDA to plan is at least one hundred percent but less than one hundred nine and nine tenths percent; and (d) two hundred percent of the CEO’s base salary if the percentage of the Company’s actual EBITDA to plan is one hundred ten percent or higher.

The Vice President and Chief Financial Officer is eligible for an annual performance bonus targeted to equal fifty percent of his base salary. The bonus is  determined at the discretion of the CEO if the percentage of the Company’s actual EBITDA to plan is less than ninety percent and can reach up to one hundred twenty five percent of the targeted annual performance bonus if the percentage of the Company’s actual EBITDA to plan is one hundred five percent or higher.

In the case of executive officers in charge of operating segments, for the Company’s 2008 fiscal year and beyond, each is eligible for a cash incentive bonus targeted to equal sixty percent of base salary. The targeted percentage is made up of three elements: (1) thirty percent of base salary upon achieving one hundred percent of the established annual revenue and profit plan, with a minimum threshold of more than eighty percent of plan, and an opportunity to earn up to sixty percent of base salary if the achievement is equal to one hundred and twenty percent of plan; (2) up to fifteen percent of base salary based on year to year revenue growth achievement in excess of that percentage equal to two times U.S. Gross Domestic Product; and (3) up to fifteen percent of base salary, at the discretion of the CEO, upon achievement of acceptable customer service levels, development of human resources and the Company’s overall performance. The actual bonuses determined by the CEO are not limited to the targeted percent.

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 Other executive officers are entitled to an annual performance bonus targeted to equal a percent of their base salary determined at the discretion of the CEO based on the Company’s overall performance and the individual’s performance. The actual bonuses determined by the CEO are not limited to the targeted percent.

In addition to the annual incentive compensation plan payments based on the metrics set forth above, the Compensation Committee may pay additional discretionary bonuses to the named executive officers in the case of exceptional performance based on a subjective evaluation of performance relative to a number of factors, including “Cash Flow”, “Cumulative Earnings Per Share Growth”, “Customer Service Levels”, “Debt (Net Debt) to Capital”, Development of Human Resources”, “EBIT”, “EBIT Margins”, “EBITDA”, “EBITDA Margins”, “Earnings Per Employee”, “Earnings Per Share”, “Free or Excess Cash Flow”, “Free or Excess Cash Flow Per Share”, “Interest Coverage Ratio” , “Leverage Ratio”, “Net Income”, “Net Profit Margin”, “Operating Cash Flow”, “Operating Income”, “Operating Margins”, “Pre-Tax Profit”, “Pre-Tax Profit Margin”, “Profit Margin”, “Return on Capital” , “Return on Net Assets”, “Return on Total Assets”, “Return on Equity”, “Sales”, “Sales Growth”, “Sales Per Employee,” “Total Return to Stockholders”, “U.S. Gross Domestic Product”,  “Working Capital” and “Working Capital as a Percent of Net Sales.”

For the 2012 fiscal year, the EBITDA per plan approved by the Board of Directors is equal to $XXXXX, representing an increase of XX percent as compared to the 2011 actual EBITDA of $XXXXX.

For the 2012 fiscal year, Mr. Edwards’ annual revenue plan is equal to XXXX and his profit plan is equal to XXX, and Mr. Crainer’s annual revenue plan is equal to XXXX and his profit plan is equal to XXX.

After the results of a Company’s fiscal year are complete the actual EBITDA will be calculated. In addition, the actual revenue and profits results with respect to Mr. Edward’s and Mr. Crainer’s operating segments will be calculated.

Based on the actual EBITDA result, the CEO’s annual performance bonus will be calculated based on the formula in his Employment Agreement as set forth above. Based on the actual EBITDA result, the CFO’s annual performance bonus will be calculated based on the formula as set forth above. Based on the actual revenue and profits results with respect to Mr. Edward’s and Mr. Crainer’s operating segments, their respective performance bonuses will be calculated based on the formulas set forth above and the discretion of the CEO based on an evaluation of their performance. The annual performance bonuses for all other executive officers are then determined by, and at the discretion of, the CEO based on the Company’s overall performance and his assessment of the individual’s performance.

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The Compensation Committee will then determine whether any additional discretionary bonuses should be paid to any of the named executive officers based on exceptional performance after a subjective evaluation of performance relative to the factors set forth above. In the event an additional discretionary bonus is paid to any executive officer, an enumeration of the factors relied on by the Compensation Committee will be disclosed in the footnotes to the SUMMARY COMPENSATION table.

For fiscal 2011, the Company’s EBITDA per plan was equal to $61,791,000 and the actual Company EBITDA was equal to $73,440,000. Thus, the actual EBITDA to plan was equal to one hundred eighteen and five tenths percent. The CEO was therefore entitled to a maximum annual performance bonus equal to $1,525,386 calculated at two hundred percent of his base salary of $762,693. The CFO was entitled to a maximum annual performance bonus equal to $182,813 calculated at sixty two and one half percent of his base salary of $292,500.

For fiscal 2011, the Compensation Committee further subjectively evaluated the individual performance of the CEO. Based primarily on the fact that actual EBITDA to plan was equal to one hundred eighteen and five tenths percent, the Committee determined that the CEO should be paid an additional discretionary bonus in the amount of $174,614. For 2011, the Compensation Committee, upon recommendation of the CEO, further subjectively evaluated the individual performance of the CFO. Based primarily on the fact that actual EBITDA to plan was equal to one hundred eighteen and five tenths percent, the Committee determined that the CFO should be paid an additional discretionary bonus in the amount of $17,187. These discretionary bonuses were disclosed in the applicable footnotes to the SUMMARY COMPENSATION table included in the as Exhibit 99.1 to the Company’s Report on Form 8-K filed on October 11, 2011.

For fiscal 2011, the calculation methodology and CEO’s determination of the annual performance bonuses for Mr. Crainer and Mr. Edwards were disclosed in the applicable footnotes to the SUMMARY COMPENSATION table included as Exhibit 99.1 to the Company’s Report on Form 8-K filed on October 11, 2011. Mr. Crainer was awarded an annual performance bonus in the amount of $175,000. This amount represents sixty two percent of his base salary of $282,500 and includes an additional discretionary bonus in the amount of $7,500 upon recommendation of the CEO, and approval by the Compensation Committee. The Committee evaluated the individual performance of Mr. Crainer, taking particular note of the fact that actual EBITDA to plan was equal to one hundred eighteen and five tenths percent. Mr. Edwards was awarded an annual performance bonus in the amount of $150,000 which represents fifty six percent of his base salary of $267,000.

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Form 10-Q for Fiscal Quarter Ended October 1, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

11. We note that the increases in accounts receivable, net and inventory have negatively impacted your operating cash flows beginning with fiscal year 2011. We also note that there has not been a corresponding increase in accounts payable. We further note that accounts receivable and inventory are your largest current assets. As such, please provide investors with a discussion and analysis of the collectability of accounts receivable and your assessment of the realizability of inventory. In this regard, it is unclear how your statement that the decline in operating cash flows is “the result of a decrease in net operating assets and liabilities” provides investors with sufficient information. Please also consider including the measures used by management to monitor accounts receivable (e.g., days sales outstanding) and inventory (e.g., such as inventory turnover). To the extent that there is a material amount of accounts receivable that is not current, please disclose this amount.

Response:

In future filings, we will expand our disclosure in order to provide additional information on the collectability of accounts receivable and the realizability of inventory, including measures used by management to monitor accounts receivable (e.g., days sales outstanding) and inventory (e.g., such as inventory turnover). In our Form 10-Q for Fiscal Quarter ended December 31, 2011, which was filed on February 8, 2012, we included the following disclosure in the Cash Flows section under Liquidity and Capital Resources:

The decrease of $8.4 million was mainly the result of a decrease in net operating assets and liabilities of $19.8 million offset by an increase in net income of $9.5 million and an increase in non-cash charges of $1.9 million. The decrease of $19.8 million in operating assets and liabilities was mainly the result of an investment in inventory and, to a lesser extent, an increase in accounts receivable. The change in inventory ($15.4 million) was necessary to support increased demand evidenced by an increase in backlog across all markets and is therefore realizable. Inventory turnover for the nine month period ended December 31, 2011 increased to 1.9 as compared to 1.6 in the prior year period. The change in accounts receivable ($4.4 million) was mainly a function of the increase in sales, as days sales outstanding increased by 1 day to 61 in fiscal 2012 from 60 in fiscal 2011.

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As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please feel free to contact me directly at 203-267-5043.

RBC Bearings Incorporated /s/ Thomas J. Williams Thomas J. Williams General Counsel and Secretary

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